Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(in millions, except ratio amounts)

	Quarter ended
	June 18, 2010	June 19, 2009
Loss from continuing operations before income taxes	$(78)	$(69)
Add (deduct):
Fixed charges	210	202
Capitalized interest	(1)	(5)
Amortization of capitalized interest	3	3
Equity in (earnings)/losses related to certain 50% or less owned affiliates	5	34
Distributions from equity investments	6	1
Dividends on preferred stock	(4)	(4)
Issuance costs of redeemed preferred stock	(4)	—

Adjusted earnings	$137	$162

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$179	$169
Capitalized interest	1	5
Dividends on preferred stock	4	4
Issuance costs of redeemed preferred stock	4	—
Portion of rents representative of the interest factor	22	24

Total fixed charges and preferred stock dividends	$210	$202

Deficiency of earnings to fixed charges and preferred stock dividends	$(73)	$(40)